Exhibit 99.B(h)(xxviii)

FORM OF

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 30th day of March, 2015, as amended and restated June 1, 2015 and December 8, 2016, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Total Return Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reimburse certain of the Fund’s operating expenses to ensure that the Fund’s “other expenses,” excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below (the “Expense Limitation”); and

WHEREAS, effective June 1, 2015, the Adviser amended and restated this Agreement to reflect a reduction in the Expense Limitation from 0.25% of the Fund’s average daily net assets to 0.17% of the Fund’s average daily net assets; and

WHEREAS, effective December 8, 2016, the Adviser desires to amend and restate this Agreement to reflect a reduction in the Expense Limitation from 0.17% of the Fund’s average daily net assets to 0.00% of the Fund’s average daily net assets, effective January 1, 2017.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s “other expenses,” excluding taxes, “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed (on an annual basis): (a) 0.25%, as a percentage of the Fund’s average daily net assets for the period from the commencement of operations of the Fund through May 31, 2015; (b) 0.17% of the Fund’s average daily net assets for the period from June 1, 2015 through December 31, 2016; and (c) 0.00% of the Fund’s average daily net assets, effective January 1, 2017

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, such amounts reduced or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund. The recoupment of fees waived or expenses reimbursed are limited to the lesser of (a) the Expense Limitation in effect at the time fees were waived or expenses were reimbursed, and (b) the Expense Limitation in effect at the time of recoupment

Term. This Agreement shall terminate upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Gotham Asset Management, LLC

By:
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of
Gotham Total Return Fund

By:
Name:	Joel Weiss
Title:	President